September 23, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Attention:	Kathleen Collins, Accounting Branch Chief
David Edgar, Staff Accountant

Re:	Coupa Software Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 16, 2022
Form 8-K furnished on September 6, 2022
File No. 001-37901

Ladies and Gentlemen:

On behalf of Coupa Software Incorporated (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 14, 2022 to the above-referenced Form 10-K and Form 8-K.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended January 31, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics

Customers with Annualized Subscription Revenue Above $100,000, page 49

1.With regard to your measure of customers with annualized subscription revenue above $100,000, please revise to also disclose the percentage of revenue derived from such customers for each period presented to add context to this metric.

The Company acknowledges the Staff’s comment and in the interest of providing further context to this metric, revenue from customers with annualized subscription revenue above $100,000 represented approximately 89%, 90% and 91% of subscription revenue for the fiscal years ended January 31, 2022, 2021, and 2020, respectively.

The Company respectfully advises the Staff that in future filings it will disclose the relevant percentage of subscription revenue derived from customers with annualized subscription revenue above $100,000 for each period presented.

Results of Operations, page 51

2.You state that the increase in revenue in absolute dollars was predominantly driven by the increase in the number of customers with annualized subscription revenue above $100,000. Please remove vague terms such as “predominantly” and instead quantify the dollar amount of revenue growth from such customers. Also, tell us what impact the Llamasoft acquisition had on your operations in fiscal 2022 compared to 2021 and revise your disclosures as necessary to provide a quantified discussion of this acquisition on your revenue and expenses. Refer to Item 303(b) of Regulation S-K.

In response to the Staff’s comment, the Company respectfully advises the Staff that, of the $163.7 million of growth in subscription revenues between fiscal 2021 and fiscal 2022, $142.2 million (or 87%) of such growth was driven by customers with annualized subscription revenue above $100,000. During this period, the number of these customers increased to 1,370 as of January 31, 2022, compared to 1,082 as of January 31, 2021. The Company will include such quantified disclosure in future filings in response to the Staff’s comment.

The Company respectfully advises the Staff that the acquisition of LLamasoft was completed to expand existing Coupa platform capabilities with supply chain design and planning functionalities. With respect to the impact of the November 2020 LLamasoft acquisition on the Company’s operations, total revenue generated from the Company’s supply chain design and planning functionalities (i.e., the former LLamasoft business) was $90.2 million in the fiscal year ended January 31, 2022, as compared to $22.5 million in the fiscal year ended January 31, 2021. For the Staff’s reference, supply chain design and planning revenues from customers with annualized subscription revenue above $100,000 represented approximately 65% of the total year over year increase, and approximately 85% of subscription revenue year over year increase. Therefore, such increase was reflected in the Form 10-K explanation of revenue growth from customers with annualized subscription revenue above $100,000.

With respect to expenses related to LLamasoft, the Company respectfully advises the Staff that integration plans were immediately undertaken following the LLamasoft acquisition and the Company ceased to monitor separate operating expenses related to the former LLamasoft business; as a result, the Company is not able to provide accurate comparative operating expense information for fiscal 2022 compared to 2021.

Given that LLamasoft products and operations have been combined with the Company’s business for nearly two years, the Company respectfully advises the Staff that it does not believe it would be meaningful or appropriate to disclose revenue or operating results related to LLamasoft in future filings.

If the Company consummates a significant acquisition in the future, through the first full fiscal year following such acquisition, the Company will disclose the material impact (if any) of such acquisition on revenue and, to the extent monitored and available, will disclose the material impact (if any) on operating expenses.

Form 8-K furnished on September 6, 2022
Exhibit 99.1

3.We note your presentation of adjusted free cash flows margin. Please revise to present the most directly comparable GAAP measure of operating cash flows margin with equal or greater prominence. Refer to Question 102.10 of the Non-GAAP C&DI's.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in future disclosures the Company will present the most directly comparable GAAP measure of operating cash flows margin with equal or greater prominence (consistent with Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Measures).

If you have any questions, please contact the undersigned at (650) 931-3200.

Sincerely,

/s/ Anthony Tiscornia
Anthony Tiscornia
Chief Financial Officer

cc:	Jon Stueve
Coupa Software Incorporated

Sarah K. Solum
Freshfields Bruckhaus Deringer US LLP

David Cima
Ernst & Young LLP